Exhibit 12.1

salesforce.com, inc.

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

	Nine months ended October 31,		Year ended January 31,
	2017	2016	2017	2016	2015	2014	2013
Fixed charges:
Interest expense on capital leases	25,058	30,400	39,416	32,315	23,176	16,186	2,575
Interest on unresolved tax issues	(322)	(228)	217	1,330	1,253	647	341
Interest on debt payments	17,048	11,401	19,027	11,546	8,861	9,611	3,280
Capitalized interest	0	0	0	824	801	560	2,400
Amortization of amounts related to debt and transaction costs	23,265	21,334	30,541	27,467	39,620	49,582	24,086
Operating leases rent expense for space	109,252	83,457	115,844	93,007	109,377	94,820	66,774
Estimate of interest within operating leases for space	32,775	25,037	34,753	27,902	32,813	28,446	20,032
Total rent expense	213,787	163,475	226,000	174,600	162,800	123,600	88,300
Estimate of interest within operating leases for equipment	5,227	4,001	5,508	4,080	2,671	1,439	1,076
Fixed charges	103,051	91,945	129,462	105,464	109,195	106,471	53,790

Earnings:
Pre-tax income (loss)	113,891	48,852	25,383	64,279	(213,085)	(357,935)	(127,794)
Fixed charges	103,050	91,945	129,463	105,464	109,195	106,471	53,790
Amortization of capitalized interest	306	433	557	700	548	526	343
Equity method accounting losses	2,965	0	0	0	0	476	890
Capitalized interest	0	0	0	(824)	(801)	(560)	(2,400)
Earnings	220,212	141,230	155,403	169,619	(104,143)	(251,022)	(75,171)

Ratio of earnings to fixed charges	2.1x	1.5x	1.2x	1.6x	N/A	N/A	N/A